                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)*

                         Zebra Technologies Corporation
--------------------------------------------------------------------------
                                (Name of Issuer)


                       Common Shares, Without Par Value
--------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  989207-10-5
--------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Initial Filing


                               Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP NO. 989207-10-5
         ------------


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Fifth Third Bancorp
                      31-0854434
       -----------------------------------------------------------------

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ X ]
                                                               (b)
       -----------------------------------------------------------------

   3   SEC USE ONLY

       -----------------------------------------------------------------

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ohio corporation
       -----------------------------------------------------------------

                                  5  SOLE VOTING POWER

                                     820,160
           NUMBER OF              --------------------------------------
            SHARES                6  SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                  28,300
             EACH                 --------------------------------------
           REPORTING              7  SOLE DISPOSITIVE POWER
            PERSON
             WITH                    837,635
                                  --------------------------------------
                                  8  SHARED DISPOSITIVE POWER

                                     29,100
                                  --------------------------------------

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              866,735
       -----------------------------------------------------------------

   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                              NOT APPLICABLE

       -----------------------------------------------------------------

   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              5.12%

       -----------------------------------------------------------------

   12  TYPE OF REPORTING PERSON*

                              HC
       -----------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

ITEM 1 (a)    NAME OF ISSUER:

              Zebra Technologies Corporation

ITEM 1 (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

              333 Corporate Woods Parkway
              Vernon Hills, IL  60061

ITEM 2 (a) - (c) NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

              Fifth Third Bancorp
              38 Fountain Square Plaza
              Cincinnati, Ohio  45263

ITEM 2 (d)    TITLE OF CLASS OF SECURITIES:

              Common shares, without par value

ITEM 2 (e)    CUSIP NUMBER:

              989207105

ITEM 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b) (ii) (G) of the Exchange Act Rules.

ITEM 4        OWNERSHIP:

              This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 61,383 outstanding shares of the Common Stock of Zebra Technologies Corporation, no par value.

              The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)    AMOUNT BENEFICIALLY OWNED:

       Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power no dispositive power with respect to 506,725 shares and are not deemed to be beneficially owned.

       The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:


                               Page 3 of 5 Pages

   Powers:
                                                    No. of Shares
   Full voting; full dispositive                       820,160
   Full voting; shared dispositive                         -0-
   Full voting; no dispositive                             -0-
   Shared voting; full dispositive                         -0-
   Shared voting; shared dispositive                    28,300
   Shared voting; no dispositive                           -0-
   No voting; full dispositive                          17,475
   No voting; shared dispositive                           800
   No voting; no dispositive                           506,725

(b)  PERCENTAGE OF CLASS:

     Fifth Third Bancorp has aggregate beneficial ownership of 5.12%.

(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    Sole Power to Vote or to Direct the Vote             820,160

     (ii)   Shared Power to Vote or to Direct the Vote            28,300

     (iii)  Sole Power to Dispose or to Direct
            the Disposition of                                   837,635

     (iv)   Shared Power to Dispose or to Direct
            the disposition of                                    29,100

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Fifth Third Bancorp, as parent holding company of the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

  List of Banking Subsidiaries            Federal Tax ID Number   Item 3 Classification
  ----------------------------            ---------------------   ---------------------
  Fifth Third Bank                              31-0854433                  BK
  Fifth Third Bank of Columbus                  31-1137357                  BK
  Fifth Third Bank of Northwestern Ohio         34-4208980                  BK
  Fifth Third Trust Co. & Savings Bank, FSB     59-3085783                  BK
  Fifth Third Bank of Northern Kentucky         61-0335110                  BK


                               Page 4 of 5 Pages

  Fifth Third Bank of Central Indiana            35-0545660           BK
  Fifth Third Bank of Western Ohio               31-0676865           BK
  Fifth Third Bank of Kentucky, Inc.             61-0290030           BK
  Fifth Third Bank of Northeastern Ohio          34-1796329           BK


ITEMS 8-9   Not Applicable


ITEM 10   CERTIFICATION:

   By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997
-----------------
Date:


THE FIFTH THIRD BANCORP


   /s/ MICHAEL K. KEATING
---------------------------
Name:  Michael K. Keating
Title: Secretary


                               Page 5 of 5 Pages